Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

December 5, 2008

Era Anagnosti
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	CRC Crystal Research Corporation File No.: 333-151309

Dear Ms. Anagnosti:

CRC Crystal Research Corporation has reviewed the Commission’s comment letter dated December 2, 2008 and has made the following changes in response to the letter:

Comment 1	In response to Comment 1, the Company has added the following language:

Scintillation (to produce a flash of light in a phosphor by striking it) crystals transform the invisible gamma rays into visible flashes of light that can be converted into digital signals for processing.

The applications of the scintillation crystals (often called phosphors) are many and several examples are as given below.

•
Homeland security uses scintillation detectors and scintillation detector based systems for scanning personnel, vehicles and cargo vessels, ships, for radioactive exposure and radioactive material contents. Border crossings, airports, seaports, and many other points where passengers and cargo are passing through use these systems.

•
Medical imaging uses scintillation crystals to analyze the radiation emitted from the patients in order to make health related diagnosis. Gamma scanners employ from one to three crystal plates positioned around the patient in order to obtain two dimensional (using one plate) or three dimensional image (using 2 0r 3 plates) of the patients organs examined.

•	Energy explorations use scintillation crystals to do a real-time analysis of the soil the drill is in and to provide estimates of the oil contents of certain oil rich deposits (when found).

SEC Response Letter
December 5, 2008

•	Engine fabricators use scintillation detectors for integrity and the consistency of the engine wall.

•	Construction industry uses scintillation detectors for real time weld inspections.

•	CRC’s patented technology provides multiple independent benefits that result in more affordable and better gamma ray detectors and systems can be summarized as follows.

•
The crystal growth method provides for lower production cost realized through low capital cost requirements, faster crystal production and lower inventory requirements. The crystal growth method also provides for technology for crystal plate sizes beyond what other methods can sustain.

•	The material purification methods and the crystal growth method provide for higher quality crystal used in fabrication of various scintillation detectors.

•	The physics of scintillation detector designs as described in our patents provide for higher quality more sensitive detectors having long life time.

Comment 2	In response to Comment 2, the Company has responded as follows:

On September 24, 2008, the Company entered into a stock purchase agreement with Connor & Kirk Capital, LLC, for a minimum of $3,025,000 to be paid over six months.  The minimum stock price pursuant to the agreement is $0.55 per share.  The total amount of common shares allocated for this transaction are 5,454,545 common shares.  The Stock-Purchase Agreement will become effective when the Company’s registration statement has become effective, and when the Company’s shares are approved for trading.  The shares to be issued to Connor & Kirk Capital will not be issued pursuant to a registration statement but will be issued pursuant to a private placement, and as such shall bear restrictive legends. The terms of the Stock Purchase Agreement are as follows:

(1)	Upon the Company achieving trading status on an exchange, the Company shall place into an escrow a total of 5,454,545 restricted common shares;

(2)	Purchaser shall purchase the 5,454,545 at a price of $0.55 per share for a total of $3,025,000;

(3)	Purchaser shall pay to the Company the $3,025,000 over a six month period.

The Parties will enter into an escrow agreement subsequent to the Company being approved for trading status in order to effectuate the provisions of the Stock Purchase Agreement.

The term “market conditions” involves Connor & Kirk’s raising of funds at its end to provide the $3,025,000 to the Company.

SEC Response Letter
December 5, 2008

Comment 3	In response to Comment 3, the Company responds as follows:

No escrow agreement has yet been drafted to effectuate the provisions of the Stock Purchase Agreement.

Comment 4	In response to Comment 4 we have deleted the names of the non-employee directors from the Summary Compensation Table.

Comment 5	The Company has added the following language to address this comment:

DIRECTOR COMPENSATION

Name	Fees Earned		Stock	Option	Non-Equity	Change In	All	Total
and	Paid In Cash		Awards	Awards	Incentive	Pension Value	Other
Principal					Plan	And Nonqua-	Compensation
Position					Compensation	Lified Deferred
						Compensation
						Earnings
	$		$	$	$	$	$	$

Kiril A.	170,000	(1)	5,500	0	0	0	0	$175,500
Pandelisev,
CEO

Charles J.	130,000	(2)	5,500	0	0	0	0	$135,500
Searock President

Don Meyers	120,000	(3)	0		0	0	0	$120,000
CFO

Dr. Don	0		5,500	0	0	0	0	$5,500
Jackson
Director

Alexander	0		5,500	0	0	0	0	$5,500
Ostrogorsky
Director

Dr. Shariar	0		5,500	0	0	0	0	$5,500
Motakef Director

SEC Response Letter
December 5, 2008

(1)
The $170,000 for Dr. Kiril A. Pandelisev represents salaried compensation to be paid only when the Company has been adequately capitalized and is capable of meeting its financial obligations from ongoing operations.

(2)
The $130,000 for Charles J. Searock represents salaried compensation to be paid only when the Company has been adequately capitalized and is capable of meeting its financial obligations from ongoing operations.

(3)
The $120,000 for Don Meyers represents salaried compensation to be paid only when the Company has been adequately capitalized and is capable of meeting its financial obligations from ongoing operations.

Comment 6
In response to Comment 6, the Company has hired the services of Thomas Cook, Esq., an attorney duly admitted to practice law in the State of Nevada.  Mr. Cook shall issue the legal opinion regarding the validity of the shares being registered.

Comment 7	The Company has made changes to the September 30, 2008 10Q to address the issue of the adequacy and effectiveness of its internal reporting mechanisms.

These are the changes that the Company has made to its S-1 filing with the Commission.  It is the Company’s hope that the changes made have addressed the Commission’s comments and that the Company’s S-1 be approved.  If you have any additional questions and comments please do not hesitate to contact the undersigned.

Sincerely, /S/ Joseph Pittera Joseph Pittera